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                                                                     Exhibit 17

Dear Ira:

Since joining the board of directors of Surge, I have on numerous occasions expressed my belief that I have not been given appropriate and relevant information necessary for me to perform my duties. It has been difficult for me to receive requested information either in a timely manner or at all. Furthermore, it has come to my attention that there were significant events and actions taken which were not properly disclosed to me. Case in point: the company recently filed two Q's without my advice, review or approval. This is particularly disturbing given the fact that I am chairman of the audit committee.

As a result of these and other unacceptable circumstances, I do not believe I can discharge my responsibilities in the manner in which the shareholders deserve. This letter shall serve as my resignation from the Board of Directors for Surge Components Inc., effective as of today, July 25, 2001.

I hereby request that this letter be placed in an 8-k immediately.

Sincerely,

James Andrew Miller